Exhibit 99.3

NiCE Appoints Jeff Comstock as President, CX Product & Technology

Hoboken, N.J., September 26, 2025 – NiCE (Nasdaq: NICE) today announced the appointment of Jeff Comstock as President, CX Product & Technology, effective October 1, 2025. Comstock will report directly to NiCE Chief Executive Officer Scott Russell and will join the company’s Executive Leadership Team.

Comstock joins NiCE following a distinguished 25-year career at Microsoft, where he most recently served as Corporate Vice President leading the Customer Experience applications business. His portfolio spanned Sales, Marketing, Customer Service, Contact Center, and the AI-powered copilots and AI agents woven across the suite. Under his leadership, Microsoft Dynamics 365 Customer Experience business achieved strong momentum, including double-digit year-over-year revenue growth in the most recently reported quarter.

Comstock is a seasoned product and technology leader with more than two decades of experience building and scaling enterprise SaaS applications. He brings a unique combination of hands-on technical expertise and proven product leadership, having led global, large-scale product, engineering, and AI teams driving innovation across expansive portfolios and bringing multiple new products from concept to broad market adoption.

Comstock holds an MBA with High Honors from the University of Chicago Booth School of Business and a B.A. in Management Information Systems from Western Washington University.

“Jeff’s appointment reinforces our commitment to driving innovation and product leadership at scale,” said Scott Russell, CEO, NiCE. “His proven track record in building, scaling, and leading customer experience platforms – with deep expertise in AI – makes him uniquely positioned to accelerate our strategy and extend NiCE’s leadership in CX. I am delighted to welcome him to the team.”

“I am honored to join NiCE at such an exciting time in the company’s journey,” said Jeff Comstock. “NiCE has set the benchmark for CX innovation. I believe NiCE is best positioned in the industry to lead the transformation of CX with agentic AI. I look forward to working with this talented team to continue delivering transformative value for customers worldwide.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.